Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

This transcript set forth below was filed by Landcadia Holdings III, Inc. on January 26, 2021 as Exhibit 99.2 to a Current Report on Form 8-K in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

Doug Cahill Interviewed by TD Ameritrade

January 26, 2021

Interview with Oliver Renick

Oliver Renick, TD Ameritrade

Welcome back to Market on Close. SPACs have attracted a whole lot of new public companies from electric vehicles to space plays, 3d printing, this one's about home improvement. Joining us, Doug Cahill’s the chairman and CEO, president as well of The Hillman Group, Doug, congrats on the SPAC, the merger, and walk me through now the timing of this, I mean, we know there's a lot of people that have bought new houses, is that coincidence that now's the time you want to come to the public market?

Doug Cahill

Well, it's obviously a tailwind for us that we're really happy about. But we've had organic growth all over for 55 out of the last 56 years at Hillman so this is not the new for us, the last 20 years we've grown organically 6% a year.

Oliver Renick, TD Ameritrade

Wow. Okay, so during this period right now, how are you exposed or linked in specifically to the first time homebuyers trend, are you seeing people that need supplies, that are their houses already built, beautiful and ready, is there a big home improvement surge happening too?

Doug Cahill

You know, we're really tied, we historically have not been tied to new housing but we are certainly tied to the repair and renovation, and you see that with 55 out of 56 years of organic growth, the only year we were down was 2009, down 5%. If we were tied into housing we would have been down closer to 50. What we're seeing is consumers, the suburban migration, the millennials, you know, for the first time owning homes and certainly the redetermination of the home from this, eat, sleep and watch TV to, you know, now there's school, there's work, there's recreation, entertainment. It's unbelievable what's going on and our customers are saying to us, “Do not take your foot off the gas, this is not slowing down,” so we've been really fortunate, our folks have done a great job over the past 12 months, we were up 12% top line and 2020 24% bottom line on adjusted EBITDA so we feel very good about where we are, but also where things are going.

Oliver Renick, TD Ameritrade

Okay. Now, in terms of where things are going, you outlined the rate of growth that you've seen in the past. Over this COVID period, for the fiscal year sales up 12% adjusted EBITDA up 24%. I'm just reading from the numbers, direct from your company here. When you go through this SPAC when this is expected to close in the second quarter, you're going to be beginning with the valuation roughly around two and a half billion dollars. What then in that coming next story though, do you need to go after competitors in home improvement? Do you just be able to grow with the pie overall as the economy grows? What's that game plan in terms of expanding the market share?

Doug Cahill

Yeah, so we're lucky that we have the right customers to start with, and our strategy is to grow with the Home Depot, Lowe's, Walmart, Ace, Tractor Supply’s of the world. We've been selling to them on average for 23 straight years and they're just phenomenal retailers. But we look at our market that's accessible, addressable to us, Oliver, is 45 billion, so inside our current products and channels at 6 billion, so we've got railroad track left there. In the middle, you've got a safety category that our customers have really encouraged us to get into and we've done so this year, this past year with four new products, that's a $15 billion market. And yes, there are some big players, but there's a lot of fragmentation at the bottom, and our customers are saying to us, “Bring it, we'd really like you to manage that category with us,” and then there's adjacent categories like plumbing and electrical. If you think plumbing - it's a $7 billion market and we're not talking toilets and sinks, everything to fix a toilet and sink. We've got 1100 people in the store every day that have been doing this for us for a long time managing the shelf and the category – they're probably 10 feet from the plumbing aisle. So that would be a great adjacent category that we would likely see an opportunity and have been looking through as an M&A.

Oliver Renick, TD Ameritrade

Doug. What's the highest margin part of the business? Where is it worth the most to put in CapX, or is it where is it the most to get the biggest bang for your buck in terms of investments? I imagine now as a public company, you might look at raising capital, you know, we're already gonna have some with this deal. What's the investment, kind of priority?

Doug Cahill

Yeah, we have a robotics and digital solutions business, Oliver, we have 32,500 machines that we make, manufacture, that we service, and that we own, that are in all the great retailers today. So we duplicate keys – we do 116 million keys a year, our closest competitors just under 10 million – pet engraving, we are the leader in pet tags for engraving. We do our Petco Pet Supplies plus in Walmart, we do about 11 million a year, and our closest competitor would be about 1,000,002. So, those are our most attractive. they're in that EBITDA margin in the 30% range, but we are responsible for those machines, we still own them, our customers love it because it brings the consumer to them. And we do all the work so it's a great partnership for us. We've just now entered the knife sharpening business with an acquisition called Resharp. There's nothing like it in the world. We're manufacturing that at our Tempe Arizona plant and shipping it to Ace Hardware this month, and then we also entered the RFID office in home fob business where we can duplicate that for you as well so lots of new things, but that robotics and digital solutions business is a phenomenal business.

Oliver Renick, TD Ameritrade

Okay, Doug sounds like exciting stuff, there's a lot underneath the surface, more than meets the eye of a hardware company, I appreciate the details. Let's keep the tide going and looking forward to following along as you guys go public. Thank you. Thank you, Doug Cahill's Chairman, CEO and President at The Hillman Group. SPAC till [sic] closing by 2Q. Okay, when we come back.